November 2, 2007

Kristin Lochhead

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:                                 Axsys Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2006

and Form 10-Q for the period ended September 29, 2007

File No. 000-16182

Dear Ms. Lochhead:

Axsys Technologies, Inc., a Delaware corporation (“Axsys”, the “Company” or “we”), is transmitting with this letter its responses to your letter dated October 31, 2007, setting forth certain comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission with respect to Axsys’ Form 10-K for the year ended December 31, 2006 and Axsys’ Form 10-Q for the period ended September 29, 2007.

For the convenience of the Staff, this letter sets forth below Axsys’ response to each comment together with the text of the related Staff comment. The paragraph numbers in this letter correspond to the paragraphs in the Staff’s comment letter.

1.              We see that you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount within operating activities. Please tell us why you have not classified net cash used in / provided by discontinued operations cash flows by activity – operating, investing, and financing – as required by SFAS 95, paragraph 26.

Response: To determine the appropriate presentation of our discontinued operations within the cash flow statement, we followed SFAS 95. The investing activities of the discontinued operation were immaterial to the Company’s investing activities as there were only minimal capital expenditures of $45 thousand for the nine-month period ended September 29, 2007 and $85 thousand during the nine-month period ended September 30, 2006. There were no financing activities for the periods presented. Except for the immaterial capital expenditures, the cash flows from the discontinued operation were derived from operating activities only.

2.              We noted the disclosure on page 7 that the value assigned to assets acquired and the liabilities assumed in the acquisition of Cineflex were based, in part, by a valuation by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the acquired assets and liabilities, if you choose to continue to refer to the expert in any capacity please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:  In all applicable future filings, we will either accept full responsibility for the valuing of the acquired assets and liabilities or properly name the independent valuation firm that assisted us with our valuation and include any required consent.

3.              In future financial statements, please revise to provide disclosures required by paragraph 54 of SFAS 141. We do not see where you have presented the supplemental pro form information as though the business combination had been completed at the beginning of the period being reported on.

Response:   We do not believe supplemental pro forma information is required for this acquisition as the acquisition is not deemed to be significant. Please see our response to question #4 below.

4.              Please tell us how you considered whether the acquisition of Cineflex was deemed “significant” at the 20% or more level under Rule 3-05 of Regulation S-X. We see that financial statements for the acquired company were not provided in the Form 8-K dated April 13, 2007. Please also tell us how you determined that pro forma financial statements under Article 11 of Regulation S-X are not required.

Response:  In preparing our financial statements, we reviewed Rule 3-05 of Regulation S-X to determine if we were required to file or furnish any financial statements of Cineflex. In accordance with Rule 3-05(b)2, we performed the three-part analytical test to determine what fiscal years were required to be filed, if any. The results of the three-part test, using the conditions of Rule 1-02(w), are as follows:

•                  Axsys’ investment in Cineflex equated to 15.7% of Axsys’ total assets as of December 31, 2006.

•                  Cineflex’s total assets as of December 31, 2006 equated to 3.0% of Axsys’ total assets as of December 31, 2006.

•                  Cineflex’s pre-tax income for fiscal year 2006 equated to 13.3% of Axsys’ pre-tax income for fiscal year 2006.

In accordance with Rule 3-05(b)2, we determined that none of the conditions as defined by Rule 1-02(w) exceeded 20% and therefore financial statements were not required to be filed. Our assessment of this rule included the potential contingent earnout payment. At the time of acquisition, we believed it was remote that the earnout criteria would be achieved. Similarly, we determined that under Rule 11-01(c) of Regulation S-X, pro forma financial statements were also not required as separate financial statements were not required.

In response to the Commission’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses included herewith, please call me at (860) 594-5770.

Sincerely,

/s/ David A. Almeida
David A. Almeida
Vice President and Chief Financial Officer